June 9, 2005


Via facsimile and U.S. Mail

Mr. James Anderson
President and Director
Uintah Mountain Coppery Company
378 North Main, #124
Layton, Utah  84061

	Re:	Uintah Mountain Copper Company
		Preliminary Proxy Materials on Schedule 14C
      Sumbitted supplementally on May 27, 2005
		File No. 0-27019

Dear Mr. Anderson:

	We have reviewed your submitted supplemental materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reverse Split, page 2

1. Revise your Information Statement to state that, since you are not reversing the shares of shareholders holding less than 100 shares, those shareholders will hold a larger percentage of the outstanding shares after the reverse stock split. Also, disclose in a table or other similar format the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of the reverse stock split.

2. We note your disclosure that the "shareholders have previously authorized the Company to change its name to a name to be determined at a later date by the Board of Directors." Expand your disclosure to identify the date upon which such authorization was received.
3. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.
4. It appears that the reverse stock split would result in an increased number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements to issue any of the additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time. In that regard, we note your disclosure on page 4 that you are "currently seeking business opportunities to acquire or merge with." Supplementally, advise as to whether you are currently in negotiations or have signed any letters of intent with other companies. We may have further comment upon reviewing your response.

No Meeting Being Held, page 3

5. State the percentage of outstanding shares required to be voted in favor of the proposal.

6. Identify the shareholder(s) that have consented to vote in favor of the reverse stock split. Also, identify how those shareholders were solicited and the percentage of shares being voted in favor of the proposal.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or me at
(202)
942-1837, with other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								Tangela Richter
								Branch Chief

CC:	Nathan Trage, Esq.

      Melinda Kramer

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Mr. James Anderson
Uintah Mountain Copper Company
June 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail Stop 04-05